Exhibit 99.1

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash, and (iii) consolidated capitalization as of June 30, 2014 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $20.8 million, (ii) the drawdown of $39.0 million for the financing of the newly delivered suezmax Euro and the drawdown of $46.3 million for the predelivery financing of nine aframaxes under construction, (iii) the payment of $59.5 million for the acquisition of the suezmax Euro and $46.3 million as yard installments for the construction of the nine aframaxes referred to above, (iv) the payment of a $2.1 million dividend on preferred shares, (v) the payment of a $4.2 million dividend on common shares, and (vi) the issuance and vesting of 20,000 Restricted Share Units (RSU’s).

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends from June 30, 2014 through the date of this filing.

This table should be read in conjunction with our consolidated financial statements for the three and six months ended June 30, 2014, and, “Results of operations-management’s discussion & analysis” filed on Form 6-K on September 16, 2014, and “Item 5. Operating and Financial Review and Prospects”, included in our Annual Report on Form 20-F for the year ended December 31, 2013.

	As of June 30, 2014
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$229,727	$182,072
Restricted cash	8,148	8,148

Total cash	$237,875	$190,220

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,362,460	$1,426,948

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an actual and on an as adjusted basis	4,000	4,000
Common shares, $1.00 par value; 185,000,000 shares authorized and 84,692,295 shares issued and outstanding on an actual basis; 84,712,295 shares issued and outstanding on an as adjusted basis	84,692	84,712
Additional paid-in capital	651,012	651,134
Accumulated other comprehensive loss	(9,297)	(9,297)
Retained earnings	432,342	430,090
Non-controlling interest	11,179	11,179

Total stockholders’ equity	1,173,928	1,171,818

Total capitalization	$2,536,388	$2,598,766